Exhibit 10.14

6400 Westwind Way, Suite A

Crestwood, KY, 40014

P:(502) 241-4114

March 7, 2017

Mr. Steven Axon

VIA EMAIL

Dear Steve,

We are pleased to extend you an offer to join Apellis Pharmaceuticals as its Chief Business Officer. Subject to satisfaction of the conditions described in this letter, your employment will be deemed to have commenced effective as of March 1, 2017. You agree to devote your full business time, attention and best efforts to the performance of your duties and to the furtherance of the Company’s interests. Any exceptions must be first approved in writing by the Chief Executive Officer after consultation with the Board of Directors.

You will primarily work from our offices in Cambridge, Massachusetts and Crestwood, Kentucky, with such additional travel as may be reasonably required from time to time to properly fulfill your employment duties and responsibilities. You will report to the Chief Executive Officer. Your job responsibilities will include defining the overall business strategy for Apellis and oversight and execution of partnering transactions and commercial collaborations.

Your initial salary will be $27,083 per month, equivalent to an annualized base salary of $325,000, paid in accordance with our standard payroll practices and subject to all withholdings and deductions as required by law, for your full-time efforts, of at least 40 hours per week. You will also be eligible for annual bonus compensation of up to 20% of your annualized base salary, based upon company, departmental and individual performance against the applicable performance goals established by the Compensation Committee. For 2017, you will receive a pro-rated annual bonus based on the number of days you are employed during the year. You must remain continuously employed with the Company through the date of the bonus payment to receive such payment. All bonus payments, if any, are subject to the approval of the Board of Directors.

You will be eligible for Apellis’ standard benefits package offered to every full-time employee, which includes health insurance, LTD/ADD/life insurance, and 401(k). You will be reimbursed for travel and other expenses in accordance with our reimbursement policy. You will be entitled to 20 days paid time off (PTO) for vacation, illness or personal business each full calendar year (i.e., accruing at the rate of 13.33 hours per month) in accordance with our PTO policy. Apellis reserves the right to amend, modify or terminate any of its benefit plans, policies or programs at any time and for any reason.

If your employment with the Company is involuntarily terminated for reasons other than “for cause” (as defined in the company’s 2010 Equity Incentive Plan) or a breach by you of the terms and conditions of this letter, subject to your execution and nonrevocation of a release of claims in a form provided by the company, you will be eligible to receive continuation of your base annual salary for a period of time equal to six months from your termination of employment, payable in accordance with the Company’s normal payroll practices, commencing with the payroll period following the date on which such release of claims becomes fully effective and nonrevocable; provided however that such severance pay shall in all cases be fully paid no later than the last day of the calendar year following the year of your termination of employment. Notwithstanding the foregoing, if your employment is terminated for any reason within three months of your start date, the Company will have no obligation to provide such severance pay.

Subject to the approval the Compensation Committee of the Board of Directors, you will receive an option to purchase 850,000 shares of Common Stock (representing approximately 1.0% of the fully-diluted common stock equivalents), at an exercise price equal to the fair market value as determined by the Compensation Committee at the time of the grant, with such option to vest in equal monthly installments over four years from your date of employment, subject to a one-year vesting cliff. The vesting of this option will commence as of January 1, 2017, to reflect your prior service to the Company under your consulting engagement, and will accelerate in accordance with the “double trigger” vesting provision generally applicable to the executives of the company, where 50% of the unvested shares underlying the option shall vest if you are terminated without cause or resign for good reason within 12 months after a Change of Control Event (as defined in the 2010 Equity Incentive Plan). The definition of “good reason” will be extended to include resignation upon or after a Change of Control Event if compliance with any agreement to which you are currently a party would prevent you from performing your responsibilities to the Company or its successor.

This offer letter is intended to comply with Section 409A of the Internal Revenue Code (“Section 409A”) or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this offer letter, payments provided under this offer letter may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this offer letter that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, any installment payment provided under this offer letter shall be treated as a separate payment. Any payments to be made under this offer letter upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this offer letter comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

All forms of compensation paid to you as an employee shall be less all applicable withholdings.

On your first day of employment, you will be given additional information about our procedures, policies, benefit programs and more. We will require you, as conditions of employment, to verify your right to work in the United States and to enter into the standard noncompetition, nondisclosure and development agreement on your first day of employment.

Your employment will be at will, and this letter does not represent any guarantee of employment for any period. If you wish to resign from your employment with the Company, we request not less than 15 calendar days’ written notice.

We are excited at the prospect of your joining our team. Feel free to contact me if you have questions or if you need any additional information.

Sincerely,

/s/ Cedric Francois

Cedric Francois, M.D., Ph.D

Chief Executive Officer

Apellis Pharmaceuticals Inc.

(502) 295-4607 — cedric@apellis.com

ACCEPTED AND AGREED:

/s/ Steven Axon
Name: Steven Axon

Date: March 1, 2017